File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
[redacted]

04036484

Date	24 August, 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	

SCA

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **Publishing dates for financial information 2005**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Carin Posse

Peter Nyquist / Carin Posse

PROCESSED
AUG 27 2004
FINANCIAL

RECEIVED
2004 AUG 25 A 10:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encl.

Dw 8/25

PRESS RELEASE File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

Publishing dates for financial information 2005

27 January	Year-end Report for 2004
5 April	Annual General Meeting
26 April	3-month Interim Report
21 July	6-month Interim Report
26 October	9-month Interim Report

Stockholm, 24 August 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	23 August,l 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, SCA enhances efficiency at Östrand pulp mill, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist

/ Carin Posse

Encl.